Filed by: Gold Royalty Corp.

(Commission File Number: 001-40099)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Elemental Royalties Corp.

FOR IMMEDIATE RELEASE

Gold Royalty Enters into Additional Royalty Financing Agreement with Monarch Mining Corporation

Vancouver, British Columbia – March 29, 2022 – Gold Royalty Corp. (“Gold Royalty” or the “Company”) (NYSE American: GROY) is pleased to announce that it has entered into a definitive agreement (the “Agreement”) with Monarch Mining Corporation (“Monarch”) (TSX: GBAR, OTCQX: GBARF) to provide C$4.5 million in additional royalty financing by increasing the size of the Company’s existing gold royalty interests. Gold Royalty will provide a further C$1.0 million in financing by participating in Monarch’s C$12.0 million marketed private placement offering. The expanded royalties include:

●	Increased Per Tonne Royalty (“PTR”): The existing C$2.50 PTR on material from the Beaufor Mine through the Beacon Mill will be increased to C$3.75/t on material from the Beaufor Mine and C$1.25/t on material from the McKenzie Break, Croinor Gold, and Swanson properties.
●	Increased Net Smelter Return (“NSR”) Royalties: The existing 2.50% NSR royalties on Monarch’s McKenzie Break, Croinor Gold, and Swanson properties will be increased to a 2.75% NSR over the properties.
●	Buyback Elimination: Monarch’s existing 1.25% NSR royalty buyback rights on the McKenzie Break, Croinor Gold, and Swanson properties will be extinguished.
●	Pre-emptive Rights: Gold Royalty will retain pre-emptive rights on any future PTR’s on the Beacon Mill and will retain a right of first refusal (“ROFR”) on the creation of any additional NSR properties over the McKenzie Break, Croinor Gold, and Swanson properties.

David Garofalo, Chairman and CEO of Gold Royalty stated: “We are excited to continue to support the team at Monarch as they work towards restarting production at Beaufor and the Beacon Mill. This acquisition further bolsters Gold Royalty’s potential near-term cashflow with Monarch announcing that it expects to recommence production in June 2022. The buyback elimination and expanded NSR royalties to 2.75% over McKenzie Break, Croinor, and Swanson respectively, increase our exposure to high-potential exploration assets in tier-one jurisdictions, strengthening our already impressive long-term growth portfolio.”

The royalty properties are located near strategic infrastructure in the Abitibi region of Quebec, Canada and include:

●	Beaufor Property / Beacon Mill – The Beaufor mine and Beacon mill are located approximately 20 kilometers east of Val-d’Or, Quebec and have historically produced 1.1 million ounces of gold at an average grade of 7.50 g/t gold. In June 2021, Monarch announced that it plans to restart the Beaufor Mine and the Beacon Mill by June 2022. The Beacon mill is a 750 tonne per day facility that is fully permitted to process up to 1.8 million tonnes of tailings. Monarch announced exploration plans of an expected 25,000m drilling in 2022.

●	McKenzie Break – The McKenzie Break property is an advanced exploration property located approximately 35 kilometers northeast of Val-d’Or, Quebec. The property consists of a 70 km2 land package. Monarch announced exploration plans of an expected 20,000m drilling in 2022.

●	Croinor Property – The Croinor Property is a fully permitted past producing property located 55 kilometers east of Val-d’Or, Quebec. The project consists of a district-size land package of over 150 km2. The property is the subject of a January 2018 prefeasibility study. Monarch announced exploration plans of an expected 3,000m drilling in 2022.

●	Swanson Property – The Swanson Property is an earlier stage exploration property located approximately 12 kilometers northeast of Barraute, Quebec, covering 52.26 km2. Monarch announced exploration plans of an expected 10,000m drilling in 2022.

To learn more about the royalty properties please visit: https://www.monarchmining.com.

The transaction is subject to customary conditions and is expected to be completed in the first half of April 2022.

Qualified Person

Alastair Still, P.Geo., Director of Technical Services of the Company, is a “qualified person” as such term is defined under National Instrument 43-101, and has reviewed and approved the technical information disclosed in this news release. Glenn Mullan, a director of the Company, is a “qualified person” as such term is defined under National Instrument 43-101 and has reviewed and approved the technical information pertaining to projects located in Quebec, Canada, disclosed in this news release.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to acquire royalties, streams and similar interests at varying stages of the mine life cycle to build a balanced portfolio offering near, medium and longer-term attractive returns for its investors. Gold Royalty’s diversified portfolio currently consists primarily of net smelter return royalties on gold properties located in the Americas.

About Monarch

Monarch Mining Corporation (TSX: GBAR) (OTCQX: GBARF) is a fully integrated mining company that owns four projects, including the Beaufor Mine, which has produced more than 1 million ounces of gold over the last 30 years. Other assets include the Croinor Gold, McKenzie Break and Swanson properties, all located near Monarch’s wholly owned 750 tpd Beacon Mill. Monarch owns 29,504 hectares (295 km2) of mining assets in the prolific Abitibi mining camp that host a combined measured and indicated gold resource of 478,982 ounces and a combined inferred resource of 383,393 ounces

Technical and Third-Party Information

The information herein regarding Monarch’s Swanson property has been derived from the technical report titled “NI43-101 Technical Report and Mineral Resource Estimate on the Swanson Project, Quebec, Canada” with an effective date of January 22, 2021. The information herein regarding Monarch’s McKenzie Break property has been derived from the technical report titled “NI43-101 Technical Evaluation Report on the McKenzie Break Property” with an effective date of February 1, 2021. The information herein regarding Monarch’s Croinor Gold property has been derived from the technical report titled “NI43-101 Updated Prefeasibility Study for the Croinor Gold Property” with an effective date of January 19, 2018. The information herein regarding the Beaufor has been derived from Monarch’s press release dated March 17, 2022 as well as Monarch’s February 2022 Corporate Presentation. For information with respect to each project, please refer to such documents as well as the applicable technical reports and other disclosure documents of Monarch that are available under its profile at www.sedar.com.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this press release, including any references to Mineral Resources or Mineral Reserves, was prepared by the operator in accordance with Canadian National Instrument 43-101, which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the “SEC”) applicable to U.S. domestic issuers. Accordingly, the scientific and technical information contained or referenced in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

For additional information, please contact:

Gold Royalty Corp.

Telephone: (833) 396-3066

Email: info@goldroyalty.com

Cautionary Statement on Forward-Looking Information:

Certain of the information contained in this news release constitutes ‘forward-looking information’ and ‘forward-looking statements’ within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”), including but not limited to statements regarding: Monarch’s expectations regarding the timeline for recommencing production at the Beaufor mine; the impact of the expanded royalties on the Company’s cash flow profile in the future; the expected completion of the transaction; and the Company’s future growth plans. Such statements can be generally identified by the use of terms such as “may”, “will”, “expect”, “intend”, “believe”, “plans”, “anticipate” or similar terms. Forward-looking statements are based upon certain assumptions and other important factors, including assumptions of management regarding the accuracy of the disclosure of the operators of the projects underlying the Company’s projects, their ability to achieve disclosed plans and targets, macroeconomic conditions and commodity prices. Forward-looking statements are subject to a number of risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements including, among others, any inability of the operators to execute proposed plans, risks related to exploration, development, permitting, infrastructure, operating or technical difficulties on any such projects, the ability of the parties to satisfy the conditions to completion of the proposed transaction; the influence of macroeconomic developments, the impact of, and response of relevant governments to, COVID-19 and the effectiveness of such responses, the ability of the Company to carry out its growth plans and other factors set forth in the Company’s publicly filed documents under its profiles at www.sedar.com and www.sec.gov, including its Annual Report on Form 20-F for the year ended September 30, 2021. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

No Offer or Solicitation

This news release is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The offer (the “Offer”) to acquire the securities of Elemental Royalties Corp. (“Elemental”) and to issue securities of Gold Royalty is being made solely by, and subject to the terms and conditions set out in, the formal offer to purchase and bid circular and associated letter of transmittal and notice of guaranteed delivery (the “Offer Documents”).

Additional Information

The Offer Documents have been mailed to Elemental shareholders and have also been filed with applicable Canadian and United States securities regulators and are available under Gold Royalty’s SEDAR profile at www.sedar.com, in the United States on EDGAR at www.sec.gov and on Gold Royalty’s website at www.goldroyalty.com.

This news release is not a substitute for the Offer Documents and Elemental shareholders, Gold Royalty shareholders and all other interested parties are encouraged to read the Offer Documents.

Notice to U.S. Shareholders

Gold Royalty has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 (the “Registration Statement”), which contains a prospectus relating to the offer to acquire the securities of Elemental, under the U.S. Securities Act of 1933, as amended. SHAREHOLDERS OF ELEMENTAL AND OTHER INTERESTED PARTIES ARE URGED TO READ SUCH REGISTRATION STATEMENT AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THOSE DOCUMENTS BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT GOLD ROYALTY, ELEMENTAL, AND THE OFFER. Materials filed with the SEC will be available electronically without charge at the SEC’s website at www.sec.gov under Gold Royalty’s profile and the materials will be posted on Gold Royalty’s website at www.goldroyalty.com.

Gold Royalty is a foreign private issuer and is permitted to prepare the offer to purchase and take-over bid circular and related documents in accordance with Canadian disclosure requirements, which are different from those of the United States. Gold Royalty prepares its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and they may not be directly comparable to financial statements of United States companies.

Shareholders of Elemental should be aware that owning Gold Royalty shares may subject them to tax consequences both in the United States and in Canada. The Offer Documents may not describe these tax consequences fully. Elemental shareholders should read any tax discussion in the Offer Documents, and holders of Elemental shares are urged to consult their tax advisors.

An Elemental shareholder’s ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because Gold Royalty is incorporated in Canada, some or all of Gold Royalty’s officers and directors and some or all of the experts named in the Offer Documents reside outside of the United States, and a substantial portion of Gold Royalty’s assets and of the assets of such persons are located outside the United States. Elemental shareholders in the United States may not be able to sue Gold Royalty or its officers or directors in a non-U.S. court for violation of United States federal securities laws. It may be difficult to compel such parties to subject themselves to the jurisdiction of a court in the United States or to enforce a judgment obtained from a court of the United States.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS OR WILL HAVE APPROVED OR DISAPPROVED THE GOLD ROYALTY SHARES OFFERED IN THE OFFER DOCUMENTS, OR HAS OR WILL HAVE DETERMINED IF ANY OFFER DOCUMENTS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

In accordance with applicable law, rules and regulations of the United States, Canada or its provinces or territories, including Rule 14e-5 under the U.S. Securities Exchange Act of 1934, as amended, Gold Royalty or its affiliates and any advisor, broker or other person acting as agent for, or on behalf of, or in concert with Gold Royalty or its affiliates, directly or indirectly, may bid for, make purchases of, or make arrangements to, purchase Elemental shares or certain related securities outside the Offer, including purchases in the open market at prevailing prices or in private transactions at negotiated prices. Such bids, purchases or arrangements to purchase may be made during the period of the Offer and through the expiration of the Offer. Any such purchases must comply with applicable laws, rules and regulations. To the extent information about such purchases or arrangements to purchase is made public in Canada, such information will be disclosed by means of a press release or other means reasonably calculated to inform shareholders in the United States of such information.